

April 5, 2012

<u>Via E-mail</u>
Liu Yan-quing
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
No. 2158, North Xiang An Roads
Song Bei District
Harbin, People's Republic of China 150028

Re: **China Sky One Medical, Inc.**
                    Item 4.01 Form 8-K
                    Filed March 26, 2012 and Amended on March 29 and April 3, 2012
                    File No. 001-34080

Dear Mr. Yan-qing:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Jim B. Rosenberg

                            Jim B. Rosenberg
                            Senior Assistant Chief Accountant